UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

EPIZYME, INC.

(Name of Subject Company)

EPIZYME, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29428V104

(CUSIP Number of Class of Securities)

Grant Bogle

President and Chief Executive Officer

Epizyme, Inc.

400 Technology Square, 4th Floor

Cambridge, MA 02139

(617) 229-5872

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber, Esq.

Hal J. Leibowitz, Esq.

Molly W. Fox, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2022 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Epizyme, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Hibernia Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation, and Ipsen Pharma SAS, a French société par actions simplifiée (the “Parent”), to purchase all of the issued and outstanding shares of common stock (the “Shares”), par value $0.0001 per share, of the Company for (i) $1.45 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (ii) one (1) contractual contingent value right per Share, which shall represent the right to receive one or more contingent payments upon the achievement of certain milestones, subject to and in accordance with a Contingent Value Rights Agreement (the “CVR Agreement”), of up to $1.00 in the aggregate, if any, at the times and subject to the terms and conditions of the CVR Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 12, 2022 and the related letter of transmittal.

As disclosed herein, subsequent to the Company filing the Schedule 14D-9 with the SEC, on July 12, 2022, a putative stockholder complaint was filed in the United States (U.S.) District Court for the Southern District of New York (S.D.N.Y.), captioned Stein v. Epizyme, Inc., et al., No. 1:22-cv-5934. On July 14, 2022, a second putative stockholder complaint was filed in the U.S. District Court for the S.D.N.Y., captioned Calimer v. Epizyme, Inc., et al., No. 1:22-cv-06027. The same day, a third putative stockholder complaint was filed in the U.S. District Court for the S.D.N.Y., captioned Wang v. Epizyme, Inc., et al., No. 1:22-cv-06031. On July 18, 2022, a fourth putative stockholder complaint was filed in the U.S. District Court for the S.D.N.Y., captioned Nguyen v. Epizyme, Inc., et al., No. 1:22-cv-06091. On July 20, 2022, a fifth putative stockholder complaint was filed in the U.S. District Court for the S.D.N.Y., captioned Savage v. Epizyme, Inc., et al., No. 1:22-cv-06165. On July 22, 2022, a sixth putative stockholder complaint was filed in the U.S. District Court for the District of Delaware, captioned Wilson v. Epizyme, Inc., et al., No. 1:22-cv-00961-UNA. On July 25, 2022, a seventh putative stockholder complaint was filed in the U.S. District Court for the S.D.N.Y., captioned Johnson v. Epizyme, et al., No. 1:22-cv-06294. On July 28, 2022, an eighth putative stockholder complaint was filed in the U.S. District Court for the S.D.N.Y., captioned Chbani v. Epizyme, et al., No. 1:33-cv-06432 (collectively, the “Complaints”). The Complaints name as defendants the Company and each member of the Company’s board of directors (the “Board”). The Company also received nine demand letters or draft complaints (collectively, the “Demand Letters”) from purported stockholders requesting that the Company provide additional disclosures in connection with the Merger. The Company believes that these Complaints and Demand Letters lack merit.

While the Company believes that the disclosures set forth in the Schedule 14D-9 filed with the SEC on July 12, 2022 comply fully with applicable law, to moot certain of the plaintiffs’ disclosure claims in the Complaints and Demand Letters, to avoid nuisance, potential expense and delay and to provide additional information to its stockholders, the Company has determined to supplement the Schedule 14D-9 with the disclosures set forth in Items 3, 4 and 8 below.

Nothing in the below disclosure shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosure set forth herein or in the Schedule 14D-9. To the contrary, the Company denies all allegations in the Complaints and Demand Letters and that any additional disclosure was or is required.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The disclosure under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and the Parent—Confidentiality Agreement” on page 6 is hereby amended and supplemented by replacing the last sentence of the first paragraph under that heading with the following:

“The Confidentiality Agreement does not include a standstill provision, and does not contain a provision prohibiting the Parent from making any request that the Company waive a standstill restriction, known as a “don’t ask/don’t waive” provision (the “DADW Provision”).”

The disclosure under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered into in Connection with the Transactions—Executive Officer and Director Arrangements Entered into Following the Execution of the Merger Agreement and Prior to the Consummation of the Merger” on page 12 is hereby amended and supplemented by replacing the first paragraph with the following:

“In connection with the Transactions, on June 29, 2022, the Company provided letter agreements to certain Company employees (the “Recognition Parties”), including each of Mr. Korn and Dr. Kutok (the “Special Recognition Letters”), which were subsequently entered into by the parties. Pursuant to ~~his~~the Special Recognition Letters, each of Mr. Korn and Dr. Kutok will receive, subject to the closing of the Merger, a payment of $200,000 and each of the other Recognition Parties will receive the amount set forth in such individual’s Special Recognition Letter (the “Special Recognition Payments”). The Special Recognition Payments will be paid to each Recognition Party in a lump sum, less applicable tax withholdings, on the later of September 30, 2022 or the Company payroll cycle following the closing of the Merger (the “Special Recognition Payment Date”). If Mr. Korn or Dr. Kutok or any of the other Recognition Parties voluntarily terminates his or her service relationship with the Company prior to the Special Recognition Payment Date, he or she will forfeit his or her right to ~~the~~ his or her Special Recognition Payment. If Mr. Korn’s ~~or~~, Dr. Kutok’s or such other Recognition Party’s position is eliminated by the Company or he or she is otherwise terminated without cause after the closing of the Merger and prior to September 30, 2022, he or she will remain eligible for ~~the~~ his or her Special Recognition Payment.”

The disclosure under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered into in Connection with the Transactions—Executive Officer and Director Arrangements Following the Merger” on page 12 is hereby amended and supplemented by adding the following paragraph after the first paragraph:

“As of the date of this Amendment No. 1 to the 14D-9, none of the Company’s executive officers or directors have entered into any agreements or arrangements with the Parent or its affiliates regarding continued service with the Parent, the Company or their respective affiliates after the Effective Time.”

Item 4.	The Solicitation or Recommendation

The disclosure under the heading “The Solicitation or Recommendation—Background of the Offer” is hereby amended and supplemented by replacing the fifth full paragraph on page 19 with the following:

“Effective February 7, 2022, the Company and the Parent entered into the Confidentiality Agreement. The Confidentiality Agreement did not include a standstill provision and did not contain a DADW Provision.”

The disclosure under the heading “The Solicitation or Recommendation—Background of the Offer” is hereby amended and supplemented by replacing the last paragraph that starts on page 19 with the following:

“At the February 15 Meeting, Mr. Bogle and senior management also presented a proposal to engage both MTS and Jefferies to serve as financial advisors regarding a potential strategic transaction, equity financing or debt restructuring. The Special Committee resolved for the Company to engage MTS and Jefferies as its financial advisors based on, among other things, MTS’ and Jefferies’ qualifications, reputation and experience, including in the health and life science space, and with respect to MTS, its significant experience in healthcare and biotechnology investment banking and merger and acquisition transactions and, with respect to Jefferies, its familiarity with the Company, reputation, capabilities and substantial experience in debt and equity financings. The Special Committee determined that MTS would lead outreach for a potential strategic transaction and that Jefferies would lead outreach for a potential equity financing and support the Company in its efforts to effect a refinancing or restructuring of the Company’s indebtedness under the secured term loan facility in two parallel processes. With the Special Committee’s authorization, the Company executed an engagement letter with each of MTS and Jefferies on April 27, 2022 and April 22, 2022, respectively.”

The disclosure under the heading “The Solicitation or Recommendation—Background of the Offer” is hereby amended and supplemented by replacing the third full paragraph on page 20 with the following:

“On March 2, 2022, Mr. Bogle met with the chief executive officer of a party referred to as Party A and discussed the possibility of a “merger of equals” transaction between the two companies. On March 3, 2022, the Company and Party A entered into a confidentiality agreement. The confidentiality agreement did not include a standstill provision and did not include a DADW Provision.”

The disclosure under the heading “The Solicitation or Recommendation—Background of the Offer” is hereby amended and supplemented by replacing the second to last paragraph on page 23 with the following:

“On May 9, 2022, Party B entered into a confidentiality agreement with the Company. The confidentiality agreement included, among other provisions, a standstill provision and a DADW Provision, each of which ~~that~~ would cease to apply by its terms upon the Company’s entry into a definitive agreement to be acquired by another party. Later on May 9, 2022, representatives of the Company provided a confidential presentation to representatives of Party B.”

The disclosure under the heading “The Solicitation or Recommendation—Background of the Offer” is hereby amended and supplemented by replacing the last paragraph beginning on page 24 with the following:

“On May 19, 2022, the Company, MTS and Jefferies initiated their outreach to the 18 large global oncology companies that were discussed with the Special Committee at the May 18 Meeting. Sixteen of the 18 companies expressed no interest in pursuing a strategic transaction with the Company. On May 19, 2022, Mr. Bogle had initial discussions with the chief executive officer of one of the 18 companies, a party referred to as Party F, regarding a potential strategic transaction. On May 20, 2022, the Company and Party F entered into a confidentiality agreement. The confidentiality agreement did not include a standstill provision and did not include a DADW Provision. All of the confidentiality agreements the Company entered into with companies in the process as described herein, either contained a standstill provision and DADW provision, each of which would cease to apply by its terms upon the Company’s entry into a definitive agreement to be acquired by another party or did not contain a standstill provision or DADW provision.”

The disclosure under the heading “The Solicitation or Recommendation—Background of the Offer” is hereby amended and supplemented by replacing the fourth full paragraph on page 25 with the following:

“On May 25, 2022 (the “May 25 Meeting”), the Special Committee held a meeting by video conference with the other members of the Board (other than Mr. Legorreta), members of the Company’s senior management and representatives of MTS and Jefferies in attendance. Representatives of MTS and Jefferies shared an update on status and outreach to date regarding a possible strategic transaction. They reviewed the Parent’s first revised offer and highlighted the different elements of the offer, noting the inclusion of CVRs and that the Parent had indicated that the upfront price per Share in the Parent’s offer could be increased to the extent that the Company was able to reduce or eliminate any costs associated with repayment of indebtedness or any costs associated with certain future office lease obligations. The Special Committee discussed the likelihood that the Company would be able to reduce or eliminate such costs and that CVRs would be an appropriate means to maximize the transaction consideration payable to the Company’s stockholders. The representatives of MTS and Jefferies discussed with the Special Committee the potential terms of a response to the first revised offer. Following a discussion, the Special Committee determined that, in response to the first revised offer, Mr. Bogle should provide feedback to the Parent, indicating that the Parent should increase both the upfront cash consideration and the contingent consideration payable under the CVRs for the Company to further engage in negotiations.”

The disclosure under the heading “The Solicitation or Recommendation—Background of the Offer” is hereby amended and supplemented by replacing the second full paragraph on page 27 with the following:

“On June 3, 2022, the Company and Party E entered into a confidentiality agreement. The confidentiality agreement included, among other provisions, a standstill provision and a DADW Provision, each of which ~~that~~ would cease to apply by its terms upon the Company’s entry into a definitive agreement to be acquired by another party.”

The disclosure under the heading “The Solicitation or Recommendation—Background of the Offer” is hereby amended and supplemented by replacing the third full paragraph on page 29 with the following:

“On June 16, 2022, the Special Committee, acting by written consent, authorized the Company to enter into the non-binding debt financing term sheet with Party D, and on June 17, 2022, the Company entered into the non-binding term sheet with Party D on the terms that the parties had negotiated from June 9, 2022 to June 16, 2022. Following the announcement of the Transactions on June 27, 2022, the Company ended discussions with Party D regarding the debt financing.”

The disclosure under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Epizyme Valuation Analysis—Discounted Cash Flow Analysis” on page 41 is hereby amended and supplemented by replacing the second and third paragraphs with the following:

“At the direction of Epizyme, MTS Securities conducted certain sensitivity analyses in connection with this discounted cash flow analysis using ranges of (i) revenue achievements of 65% to 100%, as provided by Epizyme management, on the basis of management’s judgment and that of the Special Committee as informed by past experience, (ii) probability of success for the SYMPHONY-1 clinical trial of 35% to 75%, as provided by Epizyme management, on the basis of management’s judgment and that of the Special Committee as informed by past experience and industry benchmarks, including the comprehensive survey of clinical development success rates for investigational drugs across the drug industry published in Nature Biotechnology (Volume 32, Number 1) in January 2014, (iii) weighted average cost of capital of 13% to 17%, reflecting estimates of Epizyme’s average cost of capital, based upon calculations performed by MTS Securities~~’ analysis~~ of the cost of capital for Epizyme’s publicly traded comparable company universe, and (iv) a terminal growth rate of negative 75% to 0%, which MTS Securities based on its experience and professional judgement. The range of discount rates used reflected estimates of Epizyme’s weighted average cost of capital, based on calculations performed by MTS Securities of the cost of capital for the publicly traded comparable companies described below. These calculations performed by MTS Securities resulted in a weighted average cost of capital for Epizyme equal to approximately 15% as of June 24, 2022, which amount was then expanded equally to obtain the sensitivity range equal to 13% to 17% noted above.

MTS Securities utilized the unlevered free cash flows (defined as earnings before interest and taxes, less income tax expense, plus intangible asset amortization, less changes in net working capital), based on the Company Projections, that Epizyme management reasonably projected Epizyme will generate during the period beginning on June 30, 2022 and ending on December 31, 2035, taking into account the sensitivity metrics described above. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates based on Epizyme’s estimated weighted average cost of capital as described above. MTS Securities then derived implied per Share prices by subtracting Epizyme’s net debt of $170 million (after debt paydown following near-term equity raise), as provided by Epizyme management, and then dividing by ~~168.329 million, which represents~~ the fully diluted Shares outstanding of Epizyme, at the implied per Share price (as provided by Epizyme management), ~~Epizyme’s net debt and fully diluted Shares outstanding were~~ adjusted to incorporate the effects of a $150 million equity raise. The fully diluted Shares outstanding used for this analysis ranged from 397.091 million to 400.439 million.”

The disclosure under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Epizyme Valuation Analysis—Public Trading Comparable Companies Analysis” on page 41 is hereby amended and supplemented by replacing the first sentence of the third paragraph with the following paragraph and table with the following:

“With respect to each selected publicly-traded comparable company, MTS Securities calculated enterprise value as a multiple of the consensus estimated revenues for such company for calendar years 2022 and 2023. Enterprise value for each company was calculated by multiplying the fully diluted shares of each company (assuming the dilutive impact of all outstanding securities using the treasury stock method) by the closing share price on June 24, 2022 and then adding each company’s net debt (with debt excluding operating leases and cash including short-term investments). The table below shows the enterprise value / sales multiples calculated for each comparable company as of June 24, 2022:

Company Name	Enterprise Value / 2022E Revenue		Enterprise Value / 2023E Revenue
Blueprint Medicines Corporation	NM	*	7.9x
Deciphera Pharmaceuticals, Inc.	5.3x		4.4x
2seventy bio, Inc.	1.0x		0.6x
Karyopharm Therapeutics Inc.	2.3x		1.9x
G1 Therapeutics, Inc.	5.6x		2.9x
Macrogenics, Inc.	0.3x		0.2x
Urogen Pharma Ltd.	1.7x		1.1x
AVEO Pharmaceuticals, Inc.	1.6x		1.1x
Puma Biotechnology, Inc.	0.8x		0.7x

*	Sales Multiple listed as “NM” are above 10.0x or negative.”

The disclosure under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Epizyme Valuation Analysis—Public Trading Comparable Companies Analysis” on page 42 is hereby amended and supplemented by replacing the fourth sentence under the third paragraph with the following:

“MTS Securities then derived implied per Share prices by subtracting Epizyme’s net debt (as provided by Epizyme management) and then dividing by the fully diluted Shares outstanding of Epizyme at the implied per Share price (as provided by Epizyme management), adjusted for a $150 million equity raise. The fully diluted Shares outstanding used for this analysis ranged from 397.091 million to 399.802 million.”

The disclosure under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Epizyme Valuation Analysis—Precedent Transaction Analysis” is hereby amended and supplemented by adding the following paragraph and table after the first full paragraph on page 43:

“The table below shows, for each comparable transaction as of the announcement date thereof, the calculated (i) enterprise value / revenue multiples in the year of the transaction and (ii) enterprise value / revenue multiples in the year after the year of the transaction:

Date Closed	Target	Acquiror	Enterprise Value / Current Year Revenue	Enterprise Value / Next Year Revenue
June 10, 2020	Stemline Therapeutics, Inc.	A. Menarini – Industrie Farmaceutiche Riunite	8.6x	4.9x
February 15, 2019	Loxo Oncology, Inc.	Eli Lilly and Company	NM*	N/A
January 22, 2019	TESARO, Inc.	GlaxoSmithKline plc	18.9x	12.1x
May 26, 2015	Pharmacyclics, Inc.	AbbVie Inc.	17.6x	11.0x
Feb 26, 2014	Algeta ASA	Bayer AG	NM*	NM*
October 1, 2013	Onyx Pharmaceuticals, Inc.	Amgen Inc.	15.4x	11.2x

*	Sales Multiples listed as “NM” are above 25.0x for EV / Current Year Revenue, and above 15.0x for EV / Next Year Revenue.”

The disclosure under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Epizyme Valuation Analysis—Precedent Transaction Analysis” is hereby amended and supplemented by replacing the third sentence of the second full paragraph on page 43 as follows:

“MTS Securities then derived implied per Share prices by subtracting Epizyme’s net debt (as provided by Epizyme management) and then dividing by the fully diluted Shares outstanding of Epizyme at the implied per Share price (as provided by Epizyme management), adjusted for a $150 million equity raise. The fully diluted Shares outstanding used for this analysis ranged from 397.466 million to 400.738 million.”

The disclosure under the heading “The Solicitation or Recommendation—Certain Information Provided by the Parties—Epizyme Projections—Epizyme Probability Adjusted” is hereby amended and supplemented by replacing the first table on page 46 with the following table:

“Management Projections Probability Adjusted Fiscal Year Ending December 31,
($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
FL	40	99	145	189	250	229	324	410	521	677	821	898	535	497

ES	9	10	11	12	13	14	15	10	11	11	12	13	5	4

INI1neg Other	2	2	3	3	3	3	3	2	2	2	3	3	1	1

DLBCL	—	2	8	18	28	28	111	200	246	296	333	363	194	168

mCRPC	—	—	—	—	—	—	4	31	55	77	98	104	61	54

Total Tazverik Revenue	51	114	167	222	294	274	458	651	834	1,063	1,267	1,380	796	724
MM	—	—	—	—	—	—	3	7	15	32	51	71	86	96

DLBCL	—	—	—	—	—	—		5	15	29	17	26	39	58

Total EZM0414 Revenue	—	—	—	—	—	—	3	11	31	60	68	97	125	154
Total Net Revenue	51	114	167	222	294	274	461	663	865	1,123	1,335	1,477	921	878
COGS	(4)	(8)	(12)	(16)	(21)	(19)	(32)	(46)	(61)	(79)	(93)	(103)	(64)	(61)

Tazverik Royalties	(8)	(17)	(25)	(33)	(44)	(41)	(69)	(90)	(107)	(129)	(149)	(160)	(101)	(94)

Gross Profit	40	89	130	173	229	214	360	526	698	916	1,093	1,214	756	723
Ongoing Taz Studies	(42)	(38)	(27)	(20)	(19)	(10)	(1)	(1)	—	—	—	—	—	—

Future Taz Studies	—	(10)	(21)	(23)	(17)	(5)	(0)	(0)	—	—	—	—	—	—

EZM0414	(6)	(14)	(7)	(9)	(24)	(27)	(23)	(3)	(4)	(4)	(0)	—	—	—

General R&D	(47)	(51)	(59)	(62)	(67)	(69)	(71)	(95)	(99)	(102)	(134)	(138)	(144)	(148)

Total R&D Expenses(1)	(95)	(112)	(115)	(114)	(127)	(110)	(95)	(100)	(103)	(106)	(134)	(138)	(144)	(148)
Taz Monotherapy	(41)	(39)	(42)	(45)	(48)	(50)	(51)	(53)	(30)	(31)	(32)	(33)	(12)	(6)

Taz LCM Incremental Expenses	—	—	—	(1)	(15)	(39)	(54)	(68)	(78)	(85)	(85)	(88)	(43)	(22)

EZM0414	—	—	—	—	(1)	(4)	(3)	(4)	(8)	(12)	(10)	(10)	(10)	(10)

Total Commercial & Medical Expenses(2)	(41)	(39)	(42)	(46)	(64)	(93)	(108)	(125)	(116)	(129)	(127)	(130)	(66)	(38)
G&A Expenses	(35)	(32)	(32)	(49)	(64)	(37)	(46)	(66)	(86)	(112)	(110)	(108)	(92)	(88)
Total Operating Expenses	(171	(183)	(190)	(209)	(254)	(239)	(249)	(292)	(306)	(347)	(371)	(377)	(302)	(275)
EBIT	(131	(94)	(59)	(35)	(25)	(26)	111	234	392	568	722	837	453	449

Note: 2022 includes full year of revenue and expenses; only 2H 2022 revenue and expenses are included in valuation.

(1)

Research and development expenses consist of expenses incurred in performing research and development activities, including clinical trials and related clinical manufacturing expenses, fees paid to external providers of research and development services, third-party clinical research organizations, compensation and benefits for full-time research and development employees, facilities expenses, overhead expenses, and other outside expenses.

(2)

Commercial expenses include marketing, promotion, and internal costs for Epizyme’s commercial infrastructure as incurred in the current commercial organization and scaled up over time for growth in revenue for the current and potential future indications. Medical expenses include the cost of Epizyme’s medical affairs organization, certain investigator sponsored trials, education programs and the related internal medical infrastructure costs.”

The disclosure under the heading “The Solicitation or Recommendation—Certain Information Provided by the Parties—Epizyme Projections—Epizyme Probability Adjusted” is hereby amended and supplemented by replacing footnote one in the second table on page 46 with the following:

“Assumes tax rate of 26% (21% federal tax rate and 5% state tax rate) and assumes the net operating losses will have a balance of $1.1 billion as of December 31, 2021.”

The disclosure under the heading “The Solicitation or Recommendation—  Certain Information Provided by the Parties—  Epizyme Projections—  Epizyme Probability Unadjusted” is hereby amended and supplemented by replacing the first table on page 47 with the following table:

“Management Projections Probability Unadjusted Fiscal Year Ending December 31,
($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
FL	40	100	150	207	290	430	612	874	1,223	1,708	2,228	2,590	1,582	1,530

ES	9	10	11	12	13	14	15	18	19	21	22	24	10	7

INI1neg Other	2	2	3	3	3	3	3	4	4	4	5	5	2	2

DLBCL	—	4	16	35	52	149	622	1,138	1,436	1,746	1,959	2,120	1,137	986

mCRPC	—	—	—	—	—	—	41	307	549	767	983	1,037	608	539

Total Tazverik Revenue	51	116	179	256	358	597	1,293	2,340	3,231	4,245	5,196	5,776	3,339	3,063
MM	—	—	—	—	—	—	—	—	—	—	14	66	163	351

DLBCL	—	—	—	—	—	—	—	—	—	—	—	30	97	181

Total EZM0414 Revenue	—	—	—	—	—	—	14	95	261	532	870	1,254	1,659	2,103
Total Net Revenue	51	116	179	256	358	597	1,307	2,435	3,492	4,777	6,067	7,030	4,998	5,166
COGS	(4)	(8)	(13)	(18)	(25)	(42)	(91)	(170)	(244)	(334)	(425)	(492)	(350)	(362)

Tazverik Royalties	(8)	(17)	(27)	(38)	(54)	(90)	(194)	(324)	(413)	(515)	(610)	(668)	(424)	(396)

Gross Profit	40	90	140	200	279	466	1,022	1,941	2,835	3,928	5,032	5,871	4,225	4,408
Ongoing Taz Studies	(42)	(38)	(27)	(20)	(19)	(10)	(1)	(1)	—	—	—	—	—	—

Future Taz Studies	—	(20)	(66)	(72)	(57)	(20)	(4)	(2)	—	—	—	—	—	—

EZM0414	(6)	(14)	(7)	(19)	(46)	(51)	(52)	(21)	(27)	(27)	(2)	—	—	—

General R&D	(47)	(51)	(59)	(62)	(67)	(69)	(71)	(95)	(99)	(102)	(134)	(138)	(144)	(148)

Total R&D Expenses(1)	(95)	(122)	(160)	(173)	(189)	(149)	(127)	(120)	(126)	(129)	(136)	(138)	(144)	(148)
Taz Monotherapy	(41)	(39)	(42)	(45)	(48)	(50)	(51)	(53)	(54)	(56)	(57)	(59)	(23)	(11)

Taz LCM Incremental Expenses	—	—	—	(1)	(23)	(73)	(186)	(263)	(351)	(402)	(414)	(426)	(208)	(106)

EZM0414	—	—	—	—	(1)	(6)	(14)	(34)	(67)	(107)	(124)	(128)	(132)	(136)

Total Commercial & Medical Expenses(2)	(41)	(39)	(42)	(46)	(72)	(128)	(251)	(349)	(472)	(565)	(595)	(613)	(363)	(253)
G&A Expenses	(35)	(32)	(35)	(56)	(77)	(80)	(131)	(244)	(349)	(478)	(500)	(515)	(500)	(517)
Total Operating Expenses	(171)	(194)	(237)	(275)	(339)	(357	(509)	(712)	(947)	(1,172)	(1,232)	(1,266)	(1,007)	(918)
EBIT	(131)	(103)	(97)	(75)	(59)	108	512	1,228	1,888	2,757	3,801	4,604	3,218	3,490)

Note: 2022 includes full year of revenue and expenses; only 2H 2022 revenue and expenses are included in valuation.

(1)   Research and development expenses consist of expenses incurred in performing research and development activities, including clinical trials and related clinical manufacturing expenses, fees paid to external providers of research and development services, third-party clinical research organizations, compensation and benefits for full-time research and development employees, facilities expenses, overhead expenses, and other outside expenses.

(2)   Commercial expenses include marketing, promotion, and internal costs for Epizyme’s commercial infrastructure as incurred in the current commercial organization and scaled up over time for growth in revenue for the current and potential future indications. Medical expenses include the cost of Epizyme’s medical affairs organization, certain investigator sponsored trials, education programs and the related internal medical infrastructure costs.”

The disclosure under the heading “The Solicitation or Recommendation—Certain Information Provided by the Parties—Epizyme Projections—Epizyme Probability Unadjusted” is hereby amended and supplemented by replacing footnote one in the second table on page 47 with the following:

“Assumes tax rate of 26% (21% federal tax rate and 5% state tax rate) and assumes the net operating losses will have a balance of $1.1 billion as of December 31, 2021.”

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

The disclosure under the heading “Person/Assets Retained, Employed, Compensated or Used” is hereby amended and supplemented by adding the following sentence to the end of the first paragraph under that heading beginning on page 47:

“Neither MTS nor Jefferies performed work for the Parent in the past two years.”

Item 8.	Additional Information.

The disclosure under the heading “Additional Information—Legal Proceedings” is hereby amended and restated in its entirety as follows:

“Complaints

On July 12, 2022, a putative stockholder complaint was filed in the United States (U.S.) District Court for the Southern District of New York (S.D.N.Y.), captioned Stein v. Epizyme, Inc., et al., No. 1:22-cv-5934. On July 14, 2022, a second putative stockholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Calimer v. Epizyme, Inc., et al., No. 1:22-cv-06027. The same day, a third putative stockholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Wang v. Epizyme, Inc., et al., No. 1:22-cv-06031. On July 18, 2022, a fourth putative stockholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Nguyen v. Epizyme, Inc., et al., No. 1:22-cv-06091. On July 20, 2022, a fifth putative stockholder complaint was filed against the same parties in the U.S. District Court for the S.D.N.Y., captioned Savage v. Epizyme, Inc., et al., No. 1:22-cv-06165. On July 22, 2022, a sixth putative stockholder complaint was filed against the same parties in the U.S. District Court for the District of Delaware, captioned Wilson v. Epizyme, Inc., et al., No. 1:22-cv-00961-UNA. On July 25, 2022, a seventh putative stockholder complaint was filed in the U.S. District Court for the S.D.N.Y., captioned Johnson v. Epizyme, et al., No. 1:22-cv-06294. On July 28, 2022, an eighth putative stockholder complaint was filed in the U.S. District Court for the S.D.N.Y., captioned Chbani v. Epizyme, et al., No. 1:33-cv-06432 (collectively, the “Complaints”). The Complaints name as defendants the Company and each member of the Board. The Complaints allege, among other things, that the Company and each member of the Board violated federal securities laws and regulations through a Solicitation Statement intended to induce them to tender their shares in connection with the transaction that purportedly omits material facts necessary to make the statements therein not false or misleading. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the transaction contemplated by the Merger Agreement; (ii) rescission or rescissory damages in the event the Merger Agreement is implemented; (iii) other damages purportedly incurred on account of defendants’ alleged misstatements or omissions; (iv) dissemination of an Amendment to the Schedule 14D-9 that discloses certain information requested by the plaintiffs; (v) declaratory relief stating defendants violated the Exchange Act; and (vi) an award of plaintiffs’ expenses and attorneys’ fees. The Company believes that the allegations asserted in the Complaints are without merit.

Demand Letters

The Company has received demand letters or draft complaints from nine purported stockholders separately (collectively, the “Demand Letters”) requesting that the Company provide additional disclosures in connection with the Merger. The Company believes that the claims asserted in the Demand Letters are without merit.

Additional Complaints and Demand Letters

If additional similar complaints are filed or demand letters are received after the date of this Amendment No. 1, absent new or different allegations that are material, the Company will not necessarily announce such additional filings or demand letters.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

e(6)*	Notice to Holders of Company Options and Company RSUs

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2022

Epizyme, Inc.

By:	/s/ Grant Bogle
Grant Bogle
President and Chief Executive Officer